May 17, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:  Acceleration Request for NextDecade Corporation Registration Statement on Form S-3 (File No. 333-271775)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, NextDecade Corporation hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m., Washington, D.C. time, on May 19, 2023, or as soon thereafter as is practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Ryan Maierson of Latham & Watkins LLP, our counsel, at (713) 546-7420. We appreciate your assistance in this matter.

Very truly yours,

NextDecade Corporation

By:	/s/ Vera de Gyarfas
Name: Vera de Gyarfas
Title: General Counsel